Re: OmniLit Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed September 6, 2023

File No. 333-271822

To Whom It May Concern:

On behalf of OmniLit Acquisition Corp., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 22, 2023 regarding the Company’s Amendment No. 4 to Registration Statement on Form S-4 (File No. 333-271822) filed via EDGAR to the Commission on September 6, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company will be filing Amendment No. 5 to the Registration Statement (the “Amendment No. 5”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amendment No. 4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 5.

Amendment No. 4 to Registration Statement on Form S-4, filed September 6, 2023

Background of the Business Combination, page 103

1. We note your response to previous comment 1 and your statements that “[t]he initial search parameters were centered around finding a target that was positioned for continued organic growth and could continue to grow through bolt-on acquisitions” and “[i]t was only once OmniLit’s management considered the shifting tailwinds and economic conditions that were believed to generate organic growth and attract bolt-on acquisitions that Syntec Optics emerged as a compelling acquisition target.” If true, please clarify that OmniLit was outside of the search parameters centered around finding a target that was positioned for continued organic growth and could continue to grow through bolt-on acquisitions. Please explain why this was the case. Likewise, please expand on your statement regarding shifting tailwinds and economic conditions to explain how these changes related to Syntec’s business or suitability as an acquisition target.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 103 of Amendment No. 5.

2. We note your disclosure regarding the Updated Projections provided by Syntec Optics on August 31, 2023. Please discuss what consideration the Board or Special Committee gave to requesting a new or updated fairness opinion based on the Updated Projections. Please also include risk factor disclosure noting that the fairness opinion will not be updated and discuss any associated risks.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 17, 36, 51, 75, 108 of Amendment No. 5.

3. When discussing the presentation of the Updated Projections on August 31, 2023 and the Board meetings on September 1, 2023, please provide additional context by disclosing the role of Mr. Kapoor given his potential conflicts of interest in the transaction.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 108 of Amendment No. 5.

Certain Projected Financial Information of Syntec Optics, page 156

4. We see that you removed the caption projections from the heading for 2023 and 2024. Please revise the columns for 2023 and 2024 to clearly label these as projections.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 161 of Amendment No. 5.

Financial Statements of Syntec Optics, Inc.

Note 6. Loan to Stockholder, page F-48

5. We see from your response and your revisions to footnote 6 that the originally released financial statements presented the loan as an asset but based on the fact that the loan was made to the sole shareholder with no fixed repayment terms, you revised your financial statements to present the loan as a reduction to stockholder’s equity. Further, the statement of cash flows has been revised to show the loan made as a financing activity rather than an investing activity and the interest earned as an adjustment to net income in the cash flows from operating activities. Please tell us your consideration of the disclosure requirements of ASC 250 for the related restatement.

Response: We respectfully acknowledge the Staff’s comment. In consideration of ASC 250 and the Staff’s comment, the Company has revised the disclosure. Please see pages F-36, F-38, F-39, and F-48.

If you have any questions regarding the Amendment No. 5, please contact Christopher Capuzzi by telephone at 212-596-9000 or via e-mail at Christopher.Capuzzi@ropesgray.com and Al Kapoor via e-mail at akapoor@omnilitac.com.

Very truly yours,

OMNILIT ACQUISITION CORP.

By:	/s/ Al Kapoor
Name:	Al Kapoor
Title:	Chairman and Chief Executive Officer

cc:

Christopher Capuzzi, Partner, Ropes & Gray LLP

Robert O. Nelson II, Chief Financial Officer, OmniLit Acquisition Corp.

Joseph Mohr, Chief Executive Officer, Syntec Optics, Inc.

Christopher Rodi, Partner, Woods Oviatt Gilman LLP